Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CITADEL SECURITY SOFTWARE INC.

Citadel Security Software Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A.            The name of the corporation is Citadel Security Software Inc. The original Certificate of Incorporation of the corporation was filed with the Delaware Secretary of State on December 20, 1996.

B.            This Certificate of Amendment was duly adopted by the corporation’s directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

C.            The Certificate of Incorporation, as heretofore amended, is hereby further amended by changing the first paragraph of ARTICLE IV so that, as amended, the first paragraph of said Article shall be and read as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 101,000,000, of which 100,000,000 shares of the par value of $.01 per share shall be a separate class designated as Common Stock and 1,000,000 shares of the par value of $.01 per share shall be a separate class designated as Preferred Stock.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be signed by Steven B. Solomon its Chief Executive Officer and President, this 1sr day of August, 2005.

Citadel Security Software Inc.

Steven B. Solomon
Chief Executive Officer and President